Exhibit 99.1

CST Trust Company P.O. Box 4202, Postal Station A Toronto, ON M5W 0E4 Tel: 416.682.3800 Fax: 1.877.715.0494 www.canstockta.com Global Resources • Local Service • Customized Solutions

June 23, 2014

jrowe@markeslawyers.com
kstamm@ddcorp.ca

Dominion Diamond Corporation
P.O. Box 4569
Station A
Toronto, Ontario
M5W 4T9

Confirmation of Mailing

The following were sent by prepaid mail or made available by electronic communication (in accordance with National Policy 11-201) to all registered holders of common shares, not coded as “lost”, of Dominion Diamond Corporation on June 23, 2014:

X	Annual Report

X	Notice of Meeting/Information Circular

X	Proxy

X	Request for Financial Statement

Please note that:

  We have coded security holders as “lost” in cases where in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office.

  We have not filed this Confirmation of Mailing or the listed document(s) on SEDAR.

Yours very truly,

Vijaya Somasundharem
Associate Manager, Trust Central Services